

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

April 17, 2006

Mr. Darin L. White
Vice President, Finance
Celebrate Express, Inc.
11220 – 120th Avenue NE
Kirkland, Washington 98033

> **Re:** **Celebrate Express, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2005**
> **Filed August 22, 2005**
> **Forms 8-K Filed January 9, 2005 and March 30, 2006**
> **File No. 0-50973**

Dear Mr. White:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related discourses and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 31, 2005

1.   Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 15

2.   Please revise the discussion of your results of operations to indicate whether the changes represent trends expected to continue into the future. Also discuss any other known trends, demands, commitments, events or uncertainties that will, or are reasonably likely to have a material effect on financial condition and/or operating performance. Refer to SEC Release No. 33-8350 and Item 303(a) of Regulation S-K.

Financial Statements and Supplementary Data, page 33

Notes to Financial Statements, page 40

3.   We note that you sell different products within your three brands. Please revise your filing to provide sales disclosures by product line. Refer to paragraph 37 of SFAS 131. In particular, it appears that disclosures for the following product groups may be applicable:

        -   Birthday Express, which include children's party products
        -   Storybook Heirlooms, which include girls' special occasion and specialty apparel
        -   Costumes Express, which include children's costumes and accessories

        If you believe that other product categories are more appropriate, please advise. Furthermore, to the extent changes within a product group are material, please discuss those changes in your results of operations in management's discussion and analysis.

Form 8-K filed January 9, 2006

4.   Please identify "pro forma net income" as a non-GAAP measure in the body of your press release. Additionally, please reconcile the non-GAAP pro forma net income per diluted share (excluding severance and related costs) as presented in Table 1 to the comparable GAAP measure. Refer to Regulation G and Release 33-8176.

Form 8-K filed March 30, 2006

5. Your presentation of "free cash flow" represents a non-GAAP measure subject to the disclosure and reconciliation requirements of Regulation G. To the extent you continue to present or discuss this measure in future filings on Form 8-K, please identify this as a non-GAAP measure, reconcile "free cash flow" to the most directly comparable GAAP measure and present, with equal or greater prominence, the most directly comparable GAAP measure.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief